

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2019

Mr. Alfred G. Merriweather
Chief Financial Officer
Adamas Pharmaceuticals, Inc.
1900 Powell Street, Suite 1000
Emeryville, CA 94608

Re: Adamas Pharmaceuticals, Inc.
Form 10-Q for the Quarterly Period ended June 30, 2019
Exhibit No. 10.3
Filed August 8, 2019
File No. 001-36399

Dear Mr. Merriweather:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance